February 6, 2019

Rajendra Ketkar
President and Chief Executive Officer
Arcadia Biosciences, Inc.
202 Cousteau Place
Suite 105
Davis, CA 95618

       Re: Arcadia Biosciences, Inc.
           Registration Statement on Form S-1
           Filed December 27, 2018
           File No. 333-229047

Dear Mr. Ketkar:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure